Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Mountain Province Diamonds and Camphor Ventures enter into a support agreement for Mountain Province Diamonds to acquire securities of Camphor
           Ventures

           Shares Issued and Outstanding: 55,670,715
           TSX: MPV
           AMEX: MDM

           Shares Issued and Outstanding: 14,712,665
           TSX-V: CFV

           TORONTO, VANCOUVER and NEW YORK, Feb. 8 /CNW/ - Further to the joint news release dated January 19, 2007, Mountain Province Diamonds Inc. ("MPV") and
Camphor Ventures Inc. ("CFV") are pleased to jointly announce that MPV and CFV have entered into an agreement (the "Support Agreement") pursuant to which MPV will, subject to certain conditions, make an offer (the "Offer") to acquire all of the outstanding common shares, options and warrants of CFV on the basis of 0.41 MPV common shares, options or warrants, as the case may be, per CFV common share, option or warrant. The Offer will be subject to certain conditions, including without limitation, the deposit of not less than 66 2/3%
of the outstanding CFV shares, options and warrants (on a fully diluted basis), receipt of all required regulatory approvals and other customary conditions.
           The Offer has the unanimous support of the boards of directors of both
MPV and CFV. The Board of Directors of CFV has concluded that the Offer is in the best interests of its shareholders, optionholders and warrantholders
(collectively, the "CFV Securityholders") and is recommending that CFV
Securityholders tender their CFV common shares, options and/or warrants to the
Offer. Mailing to CFV Securityholders of the terms of the offer by way of a take-over bid circular, the CFV directors' circular, and related documents in connection with the Offer is expected to occur within the next two weeks.
Unless extended, the offer will be open for acceptance for a period of 35 days following the date of mailing. All directors and officers of CFV have entered into lock-up agreements with MPV whereby they have agreed to tender their CFV
Securities to the Offer.
           Under the Support Agreement, Mr. Peeyush Varshney, an officer of CFV, will join the Board of Directors of MPV upon the successful completion of the
Offer.
           Located in Canada's Northwest Territories, Gahcho Kue is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately
14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho
Kue is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Kue diamond mine is expected to produce approximately 3 million carats a year over 15 years.
           Mountain Province and Camphor Ventures are joint venture partners with De
Beers Canada Inc in the Gahcho Kue diamond project. Mountain Province has a
44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers
51 percent. Mountain Province previously acquired 33.5 percent of Camphor
Ventures, increasing the Company's effective interest in the Joint Venture to approximately 46 percent. De Beers is the operator of the project and solely responsible for funding the project through to commercial production. By funding and completing a definitive feasibility study, De Beers can increase its interest to 55 percent. By arranging funding for and completing construction of the mine, De Beers can increase its interest to 60 percent.

           Qualified Person

           This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

           Forward-Looking Statements

           This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding MPV's and CFV's business or financial conditions. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of MPV and CFV.

           The Toronto Stock Exchange, the TSX Venture Exchange and American Stock
           Exchange have not reviewed this release and do not accept responsibility for its adequacy or accuracy.

           %SEDAR: 00005311E          %CIK: 0001004530

           /For further information: Mountain Province Diamonds Inc.: Patrick Evans,
President and CEO, Tel: (416) 361-3562; Camphor Ventures Inc.: Hari Varshney,
Chairman, Tel: (604) 684-2181/
           (MPV. MDM CFV.)

CO:  Mountain Province Diamonds Inc.; Camphor Ventures Inc.

CNW 09:31e 08-FEB-07